UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)
CNA Surety Corporation

(Name of Issuer)
Common Stock, $.01 par value

(Title of Class of Securities)
12612L1008

(CUSIP Number)
Jonathan D. Kantor, Esq.
General Counsel and Secretary
CNA Surety Corporation
333 South Wabash Avenue
Chicago, Illinois 60604-4107
Telephone: (312) 822-5000
With a copy to:
Gary Horowitz, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
Telephone: (212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 10, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	12612L1008	Page	2	of	8 Pages

1	NAMES OF REPORTING PERSONS Continental Casualty Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC/AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		42,137,038 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

42,137,038 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

42,137,038 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IC
(1) Includes 27,425,147 shares owned directly or indirectly by Continental Casualty Company prior to the completion of the tender offer made by Surety Acquisition Corporation and 14,711,891 shares tendered pursuant to such tender offer, which tender offer expired at midnight, New York City time, on June 8, 2011. On June 10, 2011, Surety Acquisition Corporation was merged with and into CNA Surety Corporation in accordance with the previously announced merger agreement and CNA Surety Corporation became a wholly owned subsidiary of the Continental Casualty Corporation.

CUSIP No.	12612L1008	Page	3	of	8 Pages

1	NAMES OF REPORTING PERSONS The Continental Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		42,137,038 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

42,137,038 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

42,137,038 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
(2) The Continental Corporation holds none of the shares directly and specifically disclaims beneficial ownership of the securities identified herein. Includes 27,425,147 shares owned directly or indirectly by Continental Casualty Company prior to the completion of the tender offer made by Surety Acquisition Corporation and 14,711,891 shares tendered pursuant to such tender offer, which tender offer expired at midnight, New York City time, on June 8, 2011. On June 10, 2011, Surety Acquisition Corporation was merged with and into CNA Surety Corporation in accordance with the previously announced merger agreement and CNA Surety Corporation became a wholly owned subsidiary of the Continental Casualty Corporation. The characterization of shared dispositive power with the parent company is made solely as a consequence of SEC interpretations regarding control of the subsidiaries.

CUSIP No.	12612L1008	Page	4	of	8 Pages

1	NAMES OF REPORTING PERSONS CNA Financial Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		42,137,038 (3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

42,137,038 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

42,137,038 (3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
(3) CNA Financial Corporation holds none of the shares directly and specifically disclaims beneficial ownership of the securities identified herein. Includes 27,425,147 shares owned directly or indirectly by Continental Casualty Company prior to the completion of the tender offer made by Surety Acquisition Corporation and 14,711,891 shares tendered pursuant to such tender offer, which tender offer expired at midnight, New York City time, on June 8, 2011. On June 10, 2011, Surety Acquisition Corporation was merged with and into CNA Surety Corporation in accordance with the previously announced merger agreement and CNA Surety Corporation became a wholly owned subsidiary of the Continental Casualty Corporation. The characterization of shared dispositive power with the parent company is made solely as a consequence of SEC interpretations regarding control of the subsidiaries.

CUSIP No.	12612L1008	Page	5	of	8 Pages

1	NAMES OF REPORTING PERSONS Loews Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		42,137,038 (4)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

42,137,038 (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

42,137,038 (4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
(4) Loews Corporation holds none of the shares directly and specifically disclaims beneficial ownership of the securities identified herein. Includes 27,425,147 shares owned directly or indirectly by Continental Casualty Company prior to the completion of the tender offer made by Surety Acquisition Corporation and 14,711,891 shares tendered pursuant to such tender offer, which tender offer expired at midnight, New York City time, on June 8, 2011. On June 10, 2011, Surety Acquisition Corporation was merged with and into CNA Surety Corporation in accordance with the previously announced merger agreement and CNA Surety Corporation became a wholly owned subsidiary of the Continental Casualty Corporation. The characterization of shared dispositive power with the parent company is made solely as a consequence of SEC interpretations regarding control of the subsidiaries.

     This Amendment No. 4 amends the statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (“SEC”) on March 27, 2000 by Continental Casualty Company, an Illinois insurance company (“Continental”), CNA Financial Corporation, a Delaware corporation (“CNAF”), and Loews Corporation, a Delaware corporation (“Loews”), as amended by Amendment No. 1 filed on May 31, 2000, Amendment No. 2 filed on November 1, 2010 and Amendment No. 3 filed on April 21, 2011. Capitalized terms used but not defined herein shall have the meanings ascribed to them on the Schedule 13D, as amended.
Item 4. Purpose of Transaction.
     Item 4 of Schedule 13D is hereby amended by inserting the following at the end thereof:
     “Surety Acquisition Corporation (“Merger Sub”), a direct subsidiary of Continental, has accepted for payment and paid for all of the Shares of CNA Surety validly tendered and not withdrawn in response to the previously announced Offer. The Offer expired at 12:00 midnight, New York City time, on Wednesday, June 8, 2011.
     On June 10, 2011, CNAF caused a short-form merger (the “Merger”) pursuant to §253 of the General Corporation Law of the State of Delaware (“DGCL”), pursuant to which Merger Sub, merged with and into CNA Surety, with CNA Surety continuing as the surviving corporation. The Merger was consummated in accordance with the terms of the previously announced Merger Agreement. As a result of the Merger, all of the Shares held by the stockholders of CNA Surety, other than Shares held by CNAF and its subsidiaries, were cancelled and, subject to appraisal rights under Delaware law, converted into the right to receive $26.55 per share in cash, without interest and subject to any applicable withholding of taxes (the “Merger Consideration”). As a result of the Merger, CNA Surety is now a wholly-owned subsidiary of Continental.
     As a result of the Merger, the New York Stock Exchange (“NYSE”) suspended trading in the Shares prior to the open of trading on June 13, 2011 and filed a Form 25 with the Securities and Exchange Commission (the “SEC”) to withdraw the Shares from listing on the NYSE and from registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, CNA Surety will file a Form 15 with the SEC to terminate registration of the Shares under the Exchange Act.
     In accordance with the terms of the Merger Agreement, at the effective time of the Merger, the directors of Merger Sub, Thomas F. Motamed, D. Craig Mense, Larry A. Haefner, Jonathan D. Kantor and Thomas Pontarelli became the directors of CNA Surety.”
Item 5. Interest in Securities of the Issuer.
     Item 5 of Schedule 13D is hereby amended in its entirety to read as follows:
     “(a) TCC, CNAF and Loews hold none of the shares of Common Stock directly and specifically disclaim beneficial ownership of the securities identified herein. The characterization of shared dispositive power with the parent companies is made solely as a consequence of SEC interpretations regarding control of the subsidiaries.

	Continental		TCC		CNAF		Loews
Amount Beneficially Owned	42,137,038	(1)	42,137,038	(2)	42,137,038	(3)	42,137,038	(4)
Percent of Class	100%		100%		100%		100%

(1)	Includes 27,425,147 shares owned directly or indirectly by Continental prior to the completion of the tender offer made by Surety Acquisition Corporation and 14,711,891 shares tendered pursuant to such tender offer, which tender offer expired at midnight, New York City time, on June 8, 2011. On June 10, 2011, Surety Acquisition Corporation was merged with and into CNA Surety Corporation in accordance with the previously announced merger agreement and CNA Surety Corporation became a wholly owned subsidiary of Continental.

(2)	TCC specifically disclaims beneficial ownership of the securities held by its subsidiaries.

(3)	CNAF specifically disclaims beneficial ownership of the securities held by its subsidiaries.

(4)	Loews specifically disclaims beneficial ownership of the securities held by its subsidiaries.

6

     (b) Number of shares as to which such person has:

	Continental		TCC		CNAF		Loews
Sole power to vote or to direct the vote	0		0		0		0
Shared power to vote or to direct the vote	42,137,038	(1)	42,137,038	(2)	42,137,038	(3)	42,137,038	(4)
Sole power to dispose or to direct disposition of	0		0		0		0
Shared power to dispose or to direct disposition of	42,137,038	(1)	42,137,038	(2)	42,137,038	(3)	42,137,038	(4)

(1)	Includes 27,425,147 shares owned directly or indirectly by Continental prior to the completion of the tender offer made by Surety Acquisition Corporation and 14,711,891 shares tendered pursuant to such tender offer, which tender offer expired at midnight, New York City time, on June 8, 2011. On June 10, 2011, Surety Acquisition Corporation was merged with and into CNA Surety Corporation in accordance with the previously announced merger agreement and CNA Surety Corporation became a wholly owned subsidiary of Continental.

(2)	TCC specifically disclaims beneficial ownership of the securities held by its subsidiaries.

(3)	CNAF specifically disclaims beneficial ownership of the securities held by its subsidiaries.

(4)	Loews specifically disclaims beneficial ownership of the securities held by its subsidiaries.
     (c) Except as described in Item 4 and except for a charitable donation of 3,200 shares made by David B. Edelson, a senior vice president of Loews, and except for 1,850 shares tendered by Ken Miller, a director of Loews, in the tender offer, none of Continental, TCC, CNAF or Loews, nor to their best knowledge, any of the Listed Persons have effected any transactions in the shares of Common Stock during the sixty day period prior to the date hereof.
     (d) Not applicable.
     (e) Not applicable.”

7

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 13, 2011

CONTINENTAL CASUALTY COMPANY
By:	/s/ Jonathan D. Kantor
Jonathan D. Kantor
Executive Vice President, General Counsel and Secretary

THE CONTINENTAL CORPORATION
By:	/s/ Jonathan D. Kantor
Jonathan D. Kantor
Executive Vice President, General Counsel and Secretary

CNA FINANCIAL CORPORATION
By:	/s/ Jonathan D. Kantor
Jonathan D. Kantor
Executive Vice President, General Counsel and Secretary

LOEWS CORPORATION
By:	/s/ Gary W. Garson
Gary W. Garson
Senior Vice President, General Counsel and Secretary